November 19, 2009

Securities and Exchange Commission

100 F Street N.E.

Washington DC 200549

Attention: Ta Tanisha Meadows

     Bill Thompson

Re: Harry & David Holdings, Inc.

Item 4.01 Form 8-K

Filed November 12, 2009

Commission File No. 333-127173

Dear Ms. Meadows:

The following sets forth the response of Harry & David Holdings, Inc. (the “Company”) to the comment included in the Staff’s letter dated November 13, 2009 with respect to the above-referenced Form 8-K. For your convenience, we have included the Staff’s comment in the body of this letter and have provided the Company’s response thereto immediately following the comment.

Item 4.01 Form 8-K Filed November 12, 2009

1. Staff Comment- We note that your board of directors approved the dismissal of Ernst & Young LLP. Since the dismissal of one accountant and the engagement of another accountant are two separate events, please also disclose whether the engagement of PwC was approved by the board of directors. Alternatively, disclose that the decision to change accountants was recommended or approved by any audit or similar committee, or the board of directors if there is no such committee. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

Response to Staff Comment- We agree to amend our filing to include the appropriate disclosure indicating the engagement of PwC was approved by our board of directors. We intend to amend Item 4.01 as follows (additional language underlined for the Staff’s convenience):

Item 4.01.	Changes in Registrant’s Certifying Accountant

(a) and (b) Changes in Independent Registered Public Accounting Firm

On November 6, 2009, Harry & David Holdings, Inc. (the “Company”) engaged PricewaterhouseCoopers LLP (“PwC”) as the Company’s independent registered public accounting firm for the fiscal year ending June 26, 2010. The Company’s Board of Directors approved the engagement of PwC.

During the Company’s two most recent fiscal years and in the subsequent period through November 6, 2009, neither the Company, nor anyone acting on its behalf, consulted with PwC regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report nor oral advice was provided by PwC, or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

In connection with the selection of PwC, on November 6, 2009 the Company dismissed Ernst & Young LLP as the Company’s independent accountants. The Company’s Board of Directors approved such dismissal.

The reports of Ernst & Young LLP on the consolidated financial statements for each of the past two fiscal years did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

In connection with its audits for the Company’s two most recent fiscal years and through November 6, 2009, there have been no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Ernst & Young LLP would have caused them to make reference thereto in their reports on the consolidated financial statements for such years.

During the two most recent fiscal years and through November 6, 2009 there have been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

The Company provided Ernst & Young LLP with a copy of this Report prior to its filing with the Securities and Exchange Commission (the “SEC”) and requested Ernst & Young to furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the statements made above. A copy of the letter is attached hereto.

In responding to your comment, please be advised the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. If you have any questions regarding our responses, please contact me at 541-864-2164.

Sincerely,

/s/ Edward F. Dunlap
Chief Financial Officer and Sr. Vice President

Cc:	William H. Williams, Harry & David Holdings

Robert Bluth, Harry and David

Meredith L. Deutsch, Jones Day

Greg Beams, Ernst & Young LLP

Dan Niles, PriceWaterhouseCoopers